02058854

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom, Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a copy of a press release dated September 24, 2002, filed by Globe Telecom, Inc. with the Philippines Securities and Exchange Commission and the Philippines Stock Exchange, regarding the wireless network integration project of Globe Telecom, Inc. and the Isla Communication Company, Inc.

PRESS RELEASE September 24, 2002

GLOBE TELECOM, ISLACOM INTEGRATE OPERATIONS TO SAVE P600M YEARLY

Moving forward with its efforts on strengthening overall efficiency, Globe Telecom announced the operational integration of the Globe and Islacom wireless networks. A key element involves the migration of existing wireless subscribers of Islacom to the improved Touch Mobile service, allowing them to immediately enjoy superior coverage and service offerings available through the Globe-Islacom integrated network.

The operational integration enables the joint use of Islacom's 10 Mhz frequency resources by Globe and the use of elements of the existing Islacom network in the Globe network. By so doing, Globe will save P1.5 billion in capital expenditures and P600 million annually in cash operating expenses. Certain elements of the Islacom network will be shut down to avoid unnecessary duplication. This will result in a provision for asset write-off of P2.2 billion to be booked this quarter. Improved operating results and the reversal of certain accounting provisions will allow Globe to partly offset the effect of the write-off, so that the net impact of all these non-recurring adjustments on third quarter net income will only be about P200 million.

Globe expects to report a net income in the area of one billion pesos for the third quarter despite this one-time write-off. Among the adjustments are reversals of provisions made last quarter for possible collection risks of certain receivables to the extent that these have been paid to the Company and expense accruals that are no longer needed. Details will be provided when the third quarter results are released. The Company will remain well within comfortable levels in all its debt covenants.

The operational integration furthers the Company's strategic goal of enhancing shareholder value, improving corporate agility and retaining its leading position as the wireless service provider of choice.

"We are proud of the Company's achievements and strong performance – but Management will always look for ways to further improve overall profitability," Gerardo C. Ablaza, Jr., President and CEO of Globe Telecom, said. "The operational integration of the wireless networks will increase our focus, streamline operations and result in a more efficient utilization of the network to the benefit our shareholders."

Significant operational synergies have been created since the Islacom acquisition last year. Globe had earlier estimated operating cost savings of approximately US$31 million per year and reduction in its capital expenditure program of US$125 million. These savings have been realized.

Moreover, Islacom launched its new wireless brand, Touch Mobile, in September 2001. The new service has since gained momentum with a total subscriber base of over 430,000 in June 2002. Globe and Isla reported a consolidated subscriber base for its two brands of over 5.4 million at the end of June, equivalent to approximately 44% market share of the Philippine wireless industry.

Armed with its recently-awarded Certificates of Public Convenience and Necessity for its wireless, wireline and international gateway services, Globe will continue with its expansion program and network build out. With over 2,000 cellsites currently in place, Globe's superior network, together with distinctive customer service quality and innovative wireless data products, will continue to sustain its strong brand identity and customer loyalty, making Globe the clear leader in the Philippine telecommunications landscape.

Globe is a leading provider of wireless communications services in the Philippines and offers wireline voice communications, data transmission services, domestic and international long distance communications services. Islacom also offers wireline and wireless voice services.

This press release contains certain "forward looking statements." All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in the relevant forward looking statement.

For Reference:

Atty. Caridad Gonzales
Vice President
Legal and Regulatory Services
Tel No: + 632 730-2960

Malou Rustia-Santos
Head - Investor Relations
Tel No: + 632 730-2820
Fax No: + 632 739-0072

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By: /s/ Delfin C Gonzalez
Name: Delfin C. Gonzalez
Title: Chief Financial Officer

Date: September 30, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom, Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

This report consists of a copy of a press release dated September 24, 2002, filed by Globe Telecom, Inc. with the Philippines Securities and Exchange Commission and the Philippines Stock Exchange, regarding the wireless network integration project of Globe Telecom, Inc. and the Isla Communication Company, Inc.

PRESS RELEASE September 24, 2002

GLOBE TELECOM, ISLACOM INTEGRATE OPERATIONS TO SAVE P600M YEARLY

Moving forward with its efforts on strengthening overall efficiency, Globe Telecom announced the operational integration of the Globe and Islacom wireless networks. A key element involves the migration of existing wireless subscribers of Islacom to the improved Touch Mobile service, allowing them to immediately enjoy superior coverage and service offerings available through the Globe-Islacom integrated network.

The operational integration enables the joint use of Islacom's 10 Mhz frequency resources by Globe and the use of elements of the existing Islacom network in the Globe network. By so doing, Globe will save P1.5 billion in capital expenditures and P600 million annually in cash operating expenses. Certain elements of the Islacom network will be shut down to avoid unnecessary duplication. This will result in a provision for asset write-off of P2.2 billion to be booked this quarter. Improved operating results and the reversal of certain accounting provisions will allow Globe to partly offset the effect of the write-off, so that the net impact of all these non-recurring adjustments on third quarter net income will only be about P200 million.

Globe expects to report a net income in the area of one billion pesos for the third quarter despite this one-time write-off. Among the adjustments are reversals of provisions made last quarter for possible collection risks of certain receivables to the extent that these have been paid to the Company and expense accruals that are no longer needed. Details will be provided when the third quarter results are released. The Company will remain well within comfortable levels in all its debt covenants.

The operational integration furthers the Company's strategic goal of enhancing shareholder value, improving corporate agility and retaining its leading position as the wireless service provider of choice.

"We are proud of the Company's achievements and strong performance – but Management will always look for ways to further improve overall profitability," Gerardo C. Ablaza, Jr., President and CEO of Globe Telecom, said. "The operational integration of the wireless networks will increase our focus, streamline operations and result in a more efficient utilization of the network to the benefit our shareholders."

Significant operational synergies have been created since the Islacom acquisition last year. Globe had earlier estimated operating cost savings of approximately US$31 million per year and reduction in its capital expenditure program of US$125 million. These savings have been realized.

Moreover, Islacom launched its new wireless brand, Touch Mobile, in September 2001. The new service has since gained momentum with a total subscriber base of over 430,000 in June 2002. Globe and Isla reported a consolidated subscriber base for its two brands of over 5.4 million at the end of June, equivalent to approximately 44% market share of the Philippine wireless industry.

Armed with its recently-awarded Certificates of Public Convenience and Necessity for its wireless, wireline and international gateway services, Globe will continue with its expansion program and network build out. With over 2,000 cellsites currently in place, Globe's superior network, together with distinctive customer service quality and innovative wireless data products, will continue to sustain its strong brand identity and customer loyalty, making Globe the clear leader in the Philippine telecommunications landscape.

Globe is a leading provider of wireless communications services in the Philippines and offers wireline voice communications, data transmission services, domestic and international long distance communications services. Islacom also offers wireline and wireless voice services.

This press release contains certain "forward looking statements." All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in the relevant forward looking statement.

For Reference:

Atty. Caridad Gonzales
Vice President
Legal and Regulatory Services
Tel No: + 632 730-2960

Malou Rustia-Santos
Head - Investor Relations
Tel No: + 632 730-2820
Fax No: + 632 739-0072

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By: [signature]
Name: Delfin C. Gonzalez, Jr.
Title: Chief Financial Officer

Date: September 30, 2002